EXHIBIT 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cameco Corporation

We consent to the use of:

•

our report dated February 19, 2025 on the consolidated financial statements of Cameco Corporation (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 19, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165, 333-196422, and 333-281406) and the Registration Statement on Form F-10 (File No. 333-283140) of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants

March 21, 2025
Saskatoon, Canada